September 8, 2025

Jason Schwartz
Chief Financial Officer
Similarweb Ltd.
33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel

       Re: Similarweb Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed February 27, 2025
           File No. 001-40394
Dear Jason Schwartz:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects
Key Factors Affecting Our Performance, page 78

1. We note you use Annual Recurring Revenue (ARR) as a key business metric to evaluate further sales expansion of subscription revenues. Please expand your disclosure to address the following and advise us.
           Explain how multi-year contracts are factored into your calculations and the typical terms of such arrangements.
           Clarify how ARR reflects new and existing customers and any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
           Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.
           Describe how ARR differs from GAAP revenue.
           Disclose whether ARR is indicative of future revenue and if not, how it may
 September 8, 2025
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          differ.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology